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[Jones International Networks, Ltd. letterhead appears here]


March 26, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Darren DeStefano

     Re:  Jones International Networks, Ltd. withdrawal of
          Registration Statement on Form 8-A


Ladies & Gentlemen:

     Jones International Networks, Ltd. (the "Company") hereby withdraws its Registration Statement on Form 8-A for the registration of its Class A Common Stock, $.01 par value, filed with the Securities and Exchange Commission on March 6, 1997.

     If you have any questions or comments in connection with the foregoing, please contact the undersigned at (303) 784-8400.


                                   Sincerely,

                                   /s/ Elizabeth M. Steele
                                   -----------------------
                                   Elizabeth M. Steele
                                   Vice President and Secretary